UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Fitbit, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33812L102

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Andy Missan, Esq.
Executive Vice President and General Counsel Fitbit, Inc.
405 Howard Street
San Francisco, California 94105
(415) 513-1000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Cynthia C. Hess, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$8,294,683	$961
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,429,294 shares of Class A common stock and Class B common stock of Fitbit, Inc. having an aggregate value of $8,294,683 as of June 20, 2017 will be exchanged or canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.
** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $961	Filing Party: Fitbit, Inc.

Form or Registration No.: TO-I	Date Filed: June 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a written communication sent by the President, Chief Executive Officer, and Chairman of Fitbit to Fitbit employees on July 17, 2017 regarding a stock option exchange program (“Program”), that, if implemented, would allow eligible employees, including Fitbit’s executive officers other than its President, Chief Executive Officer, and Chairman, Chief Technology Officer, and Chief Financial Officer, to exchange out-of-the-money or “underwater” options to purchase shares of Fitbit’s Class A common stock or Class B common stock currently held by such eligible employees for a lesser number of new restricted stock units that may be settled for shares of Fitbit’s Class A common stock under Fitbit’s 2015 Equity Incentive Plan.

Fitbit filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission ("SEC") on June 21, 2017. Eligible employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials because they will contain important information about the Program.

Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, San Francisco, California 94105, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	E-mail communication sent to employees of Fitbit, Inc. on July 17, 2017.